Exhibit 20  Press release issued May 15, 2012

For Immediate Release	May 15, 2012

BOWL AMERICA REPORTS THIRD QUARTER EARNINGS

Bowl America Incorporated today reported 2012 fiscal third quarter and nine-month earnings of $.25 per share, and $.27 per share, respectively, unchanged from the comparable prior year periods.

The Company believes that unseasonably mild temperatures throughout the quarter, historically the busiest for open play, influenced customers to pursue outdoor activities.

Fiscal 2011 was a 53-week year with the extra week added to the fourth quarter.  Additionally, that quarter included one more week of winter season league bowling than will occur in this year’s fourth quarter.

Payment tomorrow of a $.16 per share regular quarterly dividend will make this the 40th consecutive year of  increased regular dividends.

Bowl America operates 19 bowling centers and its Class A Common Stock trades on the NYSE Amex Exchange with the symbol BWLA.  A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available through the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED
Results of Operations
(unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended
	April 1,	March 27,	April 1,	March 27,
	2012	2011	2012	2011
Revenues
Bowling and other	$5,447,516	$5,872,814	$13,849,219	$14,433,458
Food, beverage & merchandise sales	2,291,401	2,401,908	5,815,438	5,971,115
	7,738,917	8,274,722	19,664,657	20,404,573

Operating expenses excluding depreciation and amortization	5,502,536	5,949,100	16,708,213	17,415,348

Depreciation and amortization	378,134	436,051	1,200,535	1,304,524

Interest & dividend income	126,710	116,742	390,742	447,553

Earnings before taxes	1,984,957	2,006,313	2,146,651	2,132,254

Net Earnings	$1,290,157	$1,284,113	$1,395,251	$1,364,654

Comprehensive earnings	$1,329,186	$1,264,515	$1,318,594	$1,721,301

Weighted average shares outstanding	5,151,471	5,146,971	5,151,471	5,146,971

EARNINGS PER SHARE	.25	.25	.27	.27

SUMMARY OF FINANCIAL POSITION
(unaudited)
Dollars in Thousands

	04/01/12	03/27/11
ASSETS

Total current assets including cash and short-term investments of $9,099 & $11,310	$10,213	$12,587
Property and investments	31,277	30,426
TOTAL ASSETS	$41,490	$43,013

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$4,845	$4,997
Other liabilities	2,498	2,336
Stockholders' equity	34,147	35,680
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$41,490	$43,013